SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ----------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

  X      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
-----    ACT OF 1934

         For the fiscal year ended December 30, 1999

         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
-----    EXCHANGE ACT OF 1934

                                   ----------

                         Commission file number 1-12545

  A. Full title of the plan and the address of the Plan, if different from that of the issuer named below:

                              WILLAMETTE INDUSTRIES
                               STOCK PURCHASE PLAN

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           WILLAMETTE INDUSTRIES, INC.
                       1300 S.W. FIFTH AVENUE, SUITE 3800
                             PORTLAND, OREGON 97201

                    WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                   Index to Financial Statements and Schedules

  Independent Auditors' Report dated May 12, 2000..........................    1

  Statements of Net Assets Available for Benefits at
  December 30, 1999 and 1998...............................................2 - 3

  Statements of Changes in Net Assets Available for Benefits for
  the years ended December 30, 1999 and 1998...............................4 - 5

  Notes to Financial Statements............................................6 -10

  Schedule of Assets Held for Investment Purposes............................ 11

  Schedule of Reportable Transactions........................................ 12

Exhibit 23 -- Consent  of  Independent  Auditors  dated  June 26,  2000,  to the incorporation by reference of their report dated May 12, 2000, into Registration Statement No.33-59517 on Form S-8

KPMG LLP
Suite 2000
1211 South West Fifth Avenue
Portland, OR  97204

                          INDEPENDENT AUDITORS' REPORT

Willamette Industries Stock Purchase
   Plan Committee
Willamette Industries Stock Purchase Plan:

We have audited the accompanying statements of net assets available for benefits of Willamette Industries Stock Purchase Plan as of December 30, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 30, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted acounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules A and B is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                          /s/  KPMG LLP


May 12, 2000



                                               WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                                            Statement of Net Assets Available for Benefits

                                                           December 30, 1999



                                                       Stable                                        Willamette
                                                        Asset         Balanced         Equity          Stock
                          Assets                        Fund            Fund            Fund           Fund               Total
                          ------                        ----            ----            ----           ----               -----


Investments at fair value (note 6):

     Cash and cash equivalents                  $      10,286            10,000          10,000        1,923,283        1,953,569
     Mutual funds                                          -         20,693,008      40,728,854               -        61,421,862
     Common stock - Willamette
         Industries, Inc.; 6,313,684
         shares                                            -                 -               -       293,191,701      293,191,701
     Guaranteed investment contract
         fund                                       9,880,221                -               -                -         9,880,221
                                                 ------------      ------------    ------------     ------------     ------------


                  Total investments                 9,890,507        20,703,008      40,738,854      295,114,984      366,447,353

Accrued investment income                                  48                71             110            5,655            5,884
                                                 ------------      ------------    ------------     ------------     ------------

                  Total assets                      9,890,555        20,703,079      40,738,964      295,120,639      366,453,237



                        Liabilities
                        -----------
Benefits payable                                       97,564           283,283         271,471        5,841,385        6,493,703
                                                 ------------      -----------     -----------      -----------      ----------


                  Net assets available for
                      benefits                 $    9,792,991        20,419,796      40,467,493      289,279,254      359,959,534
                                                 ============      ============    ============     ============    =============



See accompanying notes to financial statements.

                                                                 - 2 -


                                               WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                                            Statement of Net Assets Available for Benefits

                                                           December 30, 1998


                                                       Stable                                     Willamette
                                                        Asset       Balanced        Equity          Stock
                          Assets                        Fund          Fund           Fund           Fund            Total
                          ------                        ----          ----           ----           ----            -----


Investments at fair value (note 6):

     Cash and cash equivalents                  $      10,000           10,000          10,000      1,631,779       1,661,779
     Mutual funds                                          -        14,987,019      28,696,041             -       43,683,060
     Common stock - Willamette
         Industries, Inc.; 6,884,164
         shares                                            -                -               -     230,604,837     230,604,837
     Guaranteed investment contract
         fund                                       6,893,174               -               -              -        6,893,174
                                                 ------------    -------------   -------------  -------------    ------------
                  Total investments                 6,903,174       14,997,019      28,706,041    232,236,616     282,842,850

Accrued investment income                                  43              102               2          4,068           4,215
                                                 ------------    -------------   -------------  -------------    ------------

                  Total assets                      6,903,217       14,997,121      28,706,043    232,240,684     282,847,065



                        Liabilities
                        -----------
Benefits payable                                       14,250          189,873         240,035      6,055,272       6,499,430
                                                 ------------    -------------   -------------  -------------    ------------


                  Net assets available for
                      benefits                  $   6,888,967       14,807,248      28,466,008    226,185,412     276,347,635
                                                 ============    =============   =============  ==============   ============



See accompanying notes to financial statements.

                                                               - 3 -


                                               WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                                            Statement of Changes in Net Assets Available for Benefits

                                                           Year ended December 30, 1999


                                                       Stable                                          Willamette
                                                        Asset        Balanced           Equity            Stock
                          Assets                        Fund           Fund              Fund              Fund            Total
                          ------                        ----           ----              ----              ----            -----


Additions to net assets attributed to:
     Investment income:
         Dividends                             $           -                 -            435,499         4,552,404      4,987,903
         Interest and other income                       1,099           550,912            3,548            68,782        624,341
         Net change in fair value of
              investments                              480,777         1,751,509        6,242,101        85,912,316     94,386,703
                                                 -------------     -------------   --------------    --------------   ------------

                  Total investment income              481,876         2,302,421        6,681,148        90,533,502     99,998,947
                                                 -------------     -------------   --------------    --------------   ------------

     Contributions (note 1):
         Employer                                           -                -                -           9,059,076      9,059,076
         Employee                                      429,571         1,868,268        4,891,685         7,417,518     14,607,042
                                                 -------------     -------------   --------------    --------------   ------------

                  Total contributions                  429,571         1,868,268        4,891,685        16,476,594     23,666,118
                                                 -------------     -------------   --------------    --------------   ------------

     Transfers from other plans
         (note 5)                                       72,191           108,093          275,029                -         455,313
                                                 -------------     -------------   --------------    --------------   ------------

                  Total additions                      983,638         4,278,782       11,847,862       107,010,096    124,120,378

Deductions from net assets attributed to:
     Payments and stock distributions to
         participants                                 (712,924)       (1,959,080)      (3,097,705)      (34,720,217)   (40,489,926)
     Administrative expenses                           (18,553)              -                -                 -          (18,553)
Interfund transfers                                  2,651,863         3,292,846        3,251,328        (9,196,037)          -
                                                 -------------     -------------   --------------    --------------   ------------

                  Net change in assets               2,904,024         5,612,548       12,001,485        63,093,842     83,611,899

Net assets available for benefits:

     Beginning of year                               6,888,967        14,807,248       28,466,008       226,185,412    276,347,635
                                                 -------------     -------------   --------------    --------------  -------------

     End of year                               $     9,792,991        20,419,796       40,467,493       289,279,254    359,959,534
                                                 =============     =============   ==============    ==============   ============


See accompanying notes to financial statements.

                                                                   - 4 -


                                               WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                                       Statement of Changes in Net Assets Available for Benefits

                                                     Year ended December 30, 1998


                                                    Stable                                              Willamette
                                                     Asset             Balanced          Equity            Stock
                                                     Fund                Fund             Fund             Fund             Total
                                                     ----                ----             ----             ----             -----

Additions to net assets attributed to:
     Investment income:
         Dividends                              $          -                -            335,547         4,333,614       4,669,161
         Interest and other income                         916          412,905            1,826            45,920         461,567
         Net change in fair value of
              investments                              399,171        1,734,286        5,581,006        10,072,238      17,786,701
                                                  ------------    -------------    -------------     -------------   -------------

                  Total investment income              400,087        2,147,191        5,918,379        14,451,772      22,917,429
                                                  ------------    -------------    -------------     -------------   -------------

     Contributions (note 1):
         Employer                                          -               -                 -           8,964,323       8,964,323
         Employee                                      369,783        1,607,500        4,103,227         8,226,458      14,306,968
                                                  ------------    -------------    -------------     -------------   -------------

                  Total contributions                  369,783        1,607,500        4,103,227        17,190,781      23,271,291
                                                  ------------    -------------    -------------     -------------   -------------

     Transfers from other plans
         (note 5)                                       94,932          126,383          220,945            12,903         455,163
                                                  ------------    -------------    -------------     -------------   -------------

                  Total additions                      864,802        3,881,074       10,242,551        31,655,456      46,643,883

Deductions from net assets attributed to:
     Payments and stock distributions to
         participants                                 (844,654)      (1,171,486)      (1,269,121)      (20,066,741)    (23,352,002)
     Administrative expenses                           (20,742)            -                 -                  -          (20,742)
Interfund transfers                                    277,887        1,049,379        1,167,967        (2,495,233)            -
                                                  ------------     ------------    -------------     -------------   -------------

                  Net change in assets                 277,293        3,758,967       10,141,397         9,093,482      23,271,139

Net assets available for benefits:

     Beginning of year                               6,611,674       11,048,281       18,324,611       217,091,930     253,076,496
                                                  ------------    -------------    -------------     -------------   -------------


     End of year                                $    6,888,967       14,807,248       28,466,008       226,185,412     276,347,635
                                                  ============    =============    =============     =============   =============


See accompanying notes to financial statements.

                                                                   - 5 -


                    WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                          Notes to Financial Statements

                           December 30, 1999 and 1998

(1) Description of the Plan
    -----------------------

    The Willamette Industries Stock Purchase Plan (the Plan) is a defined contribution plan sponsored by Willamette Industries, Inc. and its affiliates (the Company). The following description of the Plan is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information. Copies of this pamphlet are available from the Plan sponsor's personnel department.

   (a) General
       -------

       Eligible employees may elect to enroll in the Plan on the semi-annual enrollment dates following six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

   (b) Contributions
       -------------

       The Plan  provides  for  elective  contributions  by  participants  under
       Section 401(k) of the Internal Revenue Code. Effective December 31, 1999, eligible employees of the Company may contribute up to 15% for Non-Highly Compensated Employees and 12% for Highly Compensated Employees of their regular monthly gross cash earnings as established on January 1 of each year. Prior to December 31, 1999, Highly Compensated Employees could elect to contribute up to 10% of their regular earnings for each Plan year. Contributions are subject to the limits set by Federal tax laws. The Company contributes monthly an amount equal to 100% of the contributions of its employees up to 6% of a participant's salary, less the amount of any forfeitures.

       Participating   employees   may  elect  one  of  two  methods  of  making
       contributions. A participant may elect to make either:

       1) Pre-tax contributions ("deferred contributions") which will not be included in the participant's current earnings for federal income tax purposes; or

       2) After-tax contributions ("nondeferred contributions") which will be included in the participant's current earnings for federal income tax purposes.

       Participating employees may direct that their own contributions be invested in (a) a Stable Asset Fund holding primarily guaranteed investment contracts, (b) a Balanced Fund holding primarily stocks and bonds, (c) an Equity Fund holding primarily stocks, or (d) a Willamette Stock Fund holding common stock of the Company. The contributions can be allocated among the four investment choices in multiples of 5%. In addition, reallocation between investment choices is allowed quarterly. The Company contributions are invested in the Willamette Stock Fund.

                                                                (Continued)
                                      - 6 -

                    WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                          Notes to Financial Statements

       Employer and employee contributions by participating company for the years ended December 30, 1999 and 1998 were as follows:

                                                  1999               1998
                                                  ----               ----

           Willamette Industries, Inc.     $    23,610,717         23,214,946
           Wimer Logging Co.                        55,401             56,345
                                            --------------     --------------

                      Total                $    23,666,118         23,271,291
                                            ==============     ==============


       The above contribution amounts are net of forfeitures of $660,804 for 1999 and $554,926 for 1998.

   (c) Participant Accounts
       --------------------

       Each participant's accounts are credited with the participant's and employer's contributions and an allocation of Plan earnings.

   (d) Vesting
       -------

       A participant's interest in his or her deferred contributions and nondeferred contributions is always fully vested and is not subject to forfeiture.

       Each participant becomes vested in his or her Matching Account if, while employed by the Company, the participant: (i) attains age 65; (ii) completes five years of service; (iii) dies, or (iv) becomes totally and permanently disabled.

       Any part of a participant's Matching Account which is not vested at the time employment terminates is forfeited when the participant incurs five consecutive one-year periods of severance. A participant who is not yet vested in his or her Matching Account who voluntarily withdraws from the Plan does not forfeit the account merely by reason of withdrawal; the participant's subsequent years of service continue to count towards the vesting requirement.

       If there is a complete discontinuance of contributions to the Plan by an employer, then all participants employed by such employer become fully vested in their Matching Accounts.

       Each participant who is vested in his or her Matching Account can elect to have any or all of the account diversified into one or more of the available elective investment funds (other than the Willamette Stock
       Fund). This diversification election applies only to the participant's then existing Matching Account. Future matching contributions will be invested in common stock of the Company. A participant can make more than one diversification election, but a subsequent election can be made only after a period of at least 10 years has elapsed since the most recent election.

                                                                (Continued)
                                     - 7 -

                    WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                          Notes to Financial Statements
   (e) Forfeitures
       -----------

       The Company matching contribution is reduced by an amount equal to the forfeiture of the unvested portion of the employer matching contribution for participants no longer employed by the Company. The forfeiture is treated as a part of the matching contribution for purposes of allocation. A forfeiture of the account is deemed to occur as of the close of the plan year in which the participant incurs five consecutive one-year periods of severance. The 1999 employer's contribution has been reduced by $660,804 as a result of forfeitures.

       There are 63,657 shares of Company stock and $55,299 in cash investments subject to forfeiture relating to terminated employees as of December 30, 1999 with a total fair value of $3,011,370.

   (f)  Withdrawals
        -----------

       The Plan allows participants, during their employment, to withdraw and receive certain amounts which are then vested, or to seek a withdrawal based upon financial hardship as determined by the Plan Administrator in accordance with Federal guidelines. A participant whose employment terminates for any reason is entitled to a lump sum distribution of his or her vested accounts.

(2) Summary of Significant Accounting Policies
    ------------------------------------------

   (a) Basis of Accounting
       -------------------

       The Plan prepares its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles.

   (b) Valuation of Investments
       ------------------------

       Wells Fargo acts as trustee for the Plan. The Balanced Fund, Equity Fund and the Stable Asset Fund investments are valued at quoted market prices. Willamette Industries, Inc. common stock is valued at the quoted market price with all purchases and sales recorded on a trade-date basis. Short-term and temporary investments (including cash and money market funds) are valued at cost, which approximates market.

   (c) Expenses of the Plan
       --------------------

       Substantially all expenses incurred in the administration of the Plan, including legal fees, accounting fees, Trustee's fees and other charges of the Plan, are charged to and paid by the Company.

                                                                (Continued)

                    WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                          Notes to Financial Statements

   (d) Cash and Cash Equivalents
       -------------------------

       Amounts consist of cash and short-term investments in highly liquid instruments such as money market accounts and other securities which generally have maturities of less than three months at date of purchase.

   (e) Use of Estimates
       ----------------

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

(3) Plan Termination
    ----------------

    The Board of Directors of the Company has reserved the right to amend or terminate the Plan. A participating employer may also terminate the Plan at any time with respect to its employees. No amendment may reduce the accrued benefits of any participant or give an employer any interest in the assets of the Plan. In the event of termination of the Plan, a participant with respect to whom the Plan has been terminated becomes vested in his or her Matching Account.

(4) Income Taxes
    ------------

    The Plan obtained its latest determination letter on August 21, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. This ruling reflects the Plan amendments adopted on December 8, 1995 and September 3, 1996. Additional amendments have been made to the Plan since that time. If the Plan is not in compliance with the requirements of Internal Revenue Code Section 401(a) and the related trust is not exempt under Internal Revenue Code Section 501(a), the Company will take corrective actions to meet the requirements of the Internal Revenue Code.

    Amounts contributed to the Plan by the employer are not taxed to the employee until distribution upon withdrawal, retirement or other termination. Employee after-tax contributions are taxable in the year made but not upon distribution. Employees may elect to make pre-tax contributions which are not included in the employee's current earnings for federal income tax purposes, but rather are taxable upon distribution. Any increase in the value of common stock distributed is taxable to the employee when the stock is sold.

                                                                 (Continued)
                                      - 9 -

                    WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                          Notes to Financial Statements

(5) Transfers From Other Plans
    --------------------------

    Transfers from other plans in 1999 and 1998 resulted from hourly employees becoming salaried employees.

(6) Investments
    -----------

    The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                                1999                 1998
                                                                                ----                 ----
         Willamette Industries, Inc. common
             stock (6,313,684 and 6,884,164
             shares in 1999 and 1998, respectively)                      $    293,191,701          230,604,837

         Vanguard Institutional Index Fund
            (303,924 and  254,285 shares
             in 1999 and 1998, respectively)                             $     40,728,854           28,696,041

         Vanguard Balanced Index Fund
            (1,023,393 and  810,986 shares
             in 1999 and 1998, respectively)                             $     20,693,008           14,987,019

     The total unrealized gain (loss) at December 30, 1999 and 1998 and the related change by investment type for 1999 were as follows:

                                                            1998              Net change             1999
                                                            ----              ----------             ----


         Common stock                                   $  100,630,336         59,955,149          160,585,485
         Mutual funds                                       11,382,344          6,328,209           17,710,553
         Guaranteed investment contract                      1,119,785            372,984            1,492,769
                                                         -------------     --------------        -------------

                                                        $  113,132,465         66,656,342          179,788,807
                                                         =============     ==============        =============


                                                              - 10 -

                                                                                                                        Schedule A
                                                                                                                        ----------
                                        WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                                           Line 27a - Schedule of Assets Held
                                                 for Investment Purposes

                                                    December 30, 1999



                                               Description of                                             Current
       Identity of issue                         investment                             Cost               value
       -----------------                         ----------                             ----               -----

U.S. Trust Excelsior Fund             Money market fund                             $          286                 286

*Wells Fargo:
     Short Term Income Fund           Money market fund                                  1,953,283           1,953,283
                                                                                     -------------       -------------

                                      Cash Equivalents                              $    1,953,569           1,953,569
                                                                                     =============       =============

Vanguard:
     Balanced Index Fund              Mutual fund - 1,023,393 shares                $   16,550,500          20,693,008
     Institutional Index Fund         Mutual fund - 303,924 shares                      27,160,809          40,728,854
                                                                                     -------------       -------------

                                      Mutual Funds                                  $   43,711,309          61,421,862
                                                                                     =============       =============

*Willamette Industries,               Common stock - 6,313,684
     Inc.                                 shares                                    $  132,606,216         293,191,701
                                                                                     =============       =============

U.S. Trust Capital                    Guaranteed investment contract
     Preservation Fund                     297,561 units                            $    8,387,452           9,880,221
                                                                                     =============       =============


*Party in interest

                                                         - 11 -


                                                                                                                 Schedule B
                                                                                                                 ----------
                                             WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                                          Line 27d - Schedule of Reportable Transactions

                                                   Year ended December 30, 1999


                                                                            Number                      Book
           Identity of          Description     Number      Purchase     of sales or     Selling        value           Net
         party involved          of assets   of purchases     price     disbursements     price        at sale         gain
         --------------          ---------   ------------     -----     -------------     -----        -------         ----

Willamette Industries, Inc.    Common stock       48      $ 10,467,264      429       $ 33,549,425  $ 16,907,913   $ 16,641,512

Wells Fargo:
     Short Term Income Fund    Money market
                                   fund          160        49,424,848      167         49,376,635    49,376,635             -



                                    SIGNATURE

The Plan.     Pursuant to the  requirements  of the  Securities  Exchange Act of

1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                  WILLAMETTE INDUSTRIES
                  STOCK PURCHASE PLAN
                  (Name of Plan)


                  By:      WILLAMETTE INDUSTRIES STOCK
                           PURCHASE PLAN COMMITTEE



                  By:      /s/ David W. Morthland
                           ----------------------------
                           David W. Morthland


Dated:  June 26, 2000
                                     - 13 -